MacDonald Tudeme






December 15, 2005


The Board of Directors
MT Ultimate Healthcare Corp.
18301 Von Karman, Suite 250
Irvine, CA 92612

      RE: MT Ultimate Healthcare Corp.

Dear Board of Directors:

      The purpose of this letter is to tender my resignation, effective immediately as a Chief Executive Officer, Chief Financial Officer and
President of MT Ultimate Healthcare Corp.   My resignation is not because of a
disagreement with MT Ultimate Healthcare Corp., on any matter relating to its operations, policies or practices. Instead, I desire to use my talents elsewhere.

      Good luck in the future.

                              Sincerely,

                              /s/ MacDonald Tudeme

                              MacDonald Tudeme